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Consent of Independent Auditors


The Board of Directors
Integrated Circuit Systems, Inc.:



We consent to the use of our reports dated July 30, 1996, except as to note 17, which is as of September 25, 1996, relating to the consolidated balance sheets of Integrated Circuit Systems, Inc. and subsidiaries as of June 29, 1996 and June 30, 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows and related schedule for each of the years in the three-year period ended June 29, 1996 and June 30, 1995 and 1994, incorporated by reference in this registration statement on Form S-8, which reports are included in the June 29, 1996 Annual Report on Form 10-K of Integrated Circuit Systems, Inc., and to the reference to our firm under the heading "Experts" included herein.


KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
May 14, 1997